CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)

14-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

City Telecom (H.K.) Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated December 23, 2002, relating to the adoption of a new share option scheme and the termination of the then existing share option scheme of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                         (incorporated in Hong Kong with limited liability)

                    ADOPTION OF A NEW SHARE OPTION SCHEME
                            AND TERMINATION OF THE EXISTING
                                             SHARE OPTION SCHEME

At the Extraordinary General Meeting of the Company held on 23rd December, 2002, the resolution relating to adoption of a new share option scheme and the termination of the then existing share option scheme of the Company was duly passed.

The Board of the Company is pleased to announce that at the Extraordinary
General Meeting of the Company held on 23rd December, 2002, the resolution relating to adoption of a new share option scheme and the termination of the then existing share option scheme of the Company was duly approved by the shareholders of the Company.

                                                                                              By Order of the Board
                                                                                              Wong Wai Kay, Ricky
                                                                                                        Chairman

Hong Kong, 23rd December, 2002

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated:  December 23, 2002